UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Asia Satellite Telecommunications Holdings Limited

(Name of Issuer)

Common Stock, par value HK$0.10 per share

(Title of class of securities)

763991-02-3

(CUSIP Number)

Mi Zeng Xin

Capital Mansion

6 Xinyuan Nan Road

Chaoyang District

Beijing 10004, China

Tel: 8610-6466-5534

with a copy to:

Scott Sonnenblick

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Tel: 212-903-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) amends the Schedule 13D initially filed on February 20, 2007 by CITIC Group, CITIC Projects Management (HK) Limited, CITIC Asia Satellite Holding Company Limited
( ) (formerly known as “CITIC Asia Limited”) and Able Star Associates Limited (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 4, 2007, Amendment No. 2 filed on April 25, 2007, Amendment No. 3 filed on April 26, 2007 and Amendment No. 4 filed on June 29, 2007 (collectively with the Schedule 13D, the “Schedule 13D filings”) relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D Filings, and the Joint Announcement filed as Exhibit 99.5 thereto, or the U.S. Offer Documents filed as Exhibit 99(a)(5)(1) to Schedule TO-T filed on May 25, 2007.

Item 2.	Identity and Background.

Item 2 is hereby amended by adding to the end of Item 2 the following:

Effective as of December 12, 2007, CITIC Asia Limited has changed its name to “CITIC Asia Satellite Holding Company Limited ( )”.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

Prior to April 14, 2009, the Reporting Persons, through Able Star, held their interests in the Issuer through Bowenvale and AsiaCo Acquisition Ltd. (the “Offeror”). Bowenvale’s sole asset is 268,905,000 shares of Issuer Common Stock, which constitutes approximately 68.74% of the outstanding shares of Issuer Common Stock. Offeror’s sole asset is 22,269,695 shares of Issuer Common Stock, which constitutes 5.69% of the outstanding shares of Issuer Common Stock.

Pursuant to a Shareholders’ Agreement, dated April 14, 2009, in respect of Bowenvale (the “Second Bowenvale Shareholders’ Agreement”) executed among CITIC, Able Star, Bowenvale, General Electric Company, GE Equity and the GE Entities (GE Equity, together with the GE Entities, the “Collective GE Entities”) in exchange for the transfer to Bowenvale of all Able Star’s and GE Equity’s shareholdings in the Offeror (the “Share Transfer”), Bowenvale issued 11,023,499 ‘X’ ordinary shares and 222,697 special shares (collectively with the 2,689,050 special shares of Bowenvale already owned by Able Star, “Special Shares”) to Able Star and 11,023,499 ‘Y’ Ordinary Shares to GE Equity, resulting in Able Star holding 147,043,221 shares of Bowenvale representing 50.5% of the issued shares of Bowenvale and the Collective GE Entities holding an aggregate of 144,131,474 shares of Bowenvale representing 49.5% of the issued shares of Bowenvale. At the completion of the Share Transfer, Offeror becomes a wholly-owned subsidiary of Bowenvale. As part of the Share Transfer transaction, the Offeror Shareholders’ Agreement, dated February 13, 2007, and the Bowenvale Shareholders’ Agreement, dated March 29, 2007, have each been terminated by the shareholders.

It is contemplated in the Second Bowenvale Shareholders’ Agreement that Offeror will be liquidated after completion of the transfer of all its shares by Able Star and GE Equity to Bowenvale, so, that on completion of Offeror’s liquidation, Bowenvale will hold Offeror’s interest in the Issuer directly, resulting in Bowenvale holding 292, 274,695 shares of Issuer Common Stock, representing approximately 74.43% of Issuer Common Stock.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The purpose of the Share Transfer is to consolidate shares of Issuer Common Stock separately owned by Bowenvale and Offeror, resulting in a simplified shareholding structure of the Issuer. The Second Bowenvale Shareholders’ Agreement provides that the sole purpose of Bowenvale is to hold shares, directly or indirectly, of Issuer Common Stock, and Bowenvale shall have no other assets or business interests. It also provides the manner in which the rights of shareholders of Bowenvale should be exercised with respect to Issuer Common Stock attributable to the shareholders, including the right to vote the shares of Issuer Common Stock, the right to dividends of Issuer Common Stock and the right to nominate directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item (5) is hereby amended and restated in its entirety to read as follows:

(a) Able Star owns a 50.5% economic interest in Bowenvale and 50% of the voting interests in Bowenvale. To the best of the Reporting Persons’ knowledge, the remaining 49.5% economic interest in Bowenvale (which represents 50% of the voting interests in Bowenvale) is held by the GE Entities. As noted in Item 3 of Schedule 13D, Bowenvale’s sole asset is 268,905,000 shares (68.74% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 133,107,975 of the shares of Issuer Common Stock that are held by Bowenvale as being attributable to the GE Entities’ 49.5% beneficial ownership interest in Bowenvale.

Upon the completion of the Share Transfer, Able Star, through Bowenvale, will own indirectly a 50% interest in the Offeror. To the best of the Reporting Persons’ knowledge, the remaining 50% interest in the Offeror will be held by the Collective GE Entities through Bowenvale. As noted in Item 3 of Schedule 13D, the Offeror’s sole asset is 22,269,695 shares (5.69% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 11,134,847 of the shares of Issuer Common Stock that are held by the Offeror as being attributable to the Collective GE Entities’ 50% beneficial ownership interest in the Offeror held through Bowenvale.

For the purposes of Rule 13d-3 and Rule 13d-5(b)(1) promulgated under the Act, the Reporting Persons are the beneficial owners of 291,174,695 shares of Issuer Common Stock, representing approximately 74.43% of all of the total issued and outstanding Issuer Common Stock. None of the Reporting Persons, other than Able Star, has voting power over the Issuer Common Stock owned by either Bowenvale or the Offeror (through Bowenvale), and they are filing solely in their capacities as parent companies of, and indirect beneficial owners of, the Issuer Common Stock owned by Able Star through its ownership of Bowenvale and the Offeror shares (through Bowenvale). The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of the Amendment No. 4 are incorporated herein by reference.

The item is qualified in its entirety by reference to the Second Bowenvale Shareholders’ Agreement, which is filed hereto as Exhibit 99.15.

(b) By virtue of the relationship described in Item 2 of the Schedule 13D, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Issuer Common Stock indirectly owned by Able Star through its direct ownership of Bowenvale and indirect ownership of the Offeror shares.

(c) Pursuant to the Second Bowenvale Shareholders’ Agreement, Bowenvale acquired all of the shares of the Offeror, which, in turn, owns 22,269,695 shares of Issuer Common Stock, representing approximately 5.69% of all of the total issued and outstanding Issuer Common Stock. Other than set forth in the preceding sentence, to the best of the Reporting Persons’ knowledge, none of the Reporting Persons, nor any of their executive officers and directors (listed on Schedules A, B and C attached to the Schedule 13D and Schedule D attached hereto), has effected any transactions in Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following paragraphs:

Pursuant to the Second Bowenvale Shareholders’ Agreement, the Collective GE Entities and Able Star are entitled to instruct Bowenvale in the voting of the shares of Issuer Common Stock held by Bowenvale and the Offeror. If the instructions of Able Star and the Collective GE Entities are the same, Bowenvale will vote all of the shares of Issuer Common Stock held by itself or the Offeror according to their common instruction. If their instructions are different, the Second Bowenvale Shareholders’ Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either CITIC Group or GE to terminate the Second Bowenvale Shareholders’ Agreement upon seven days’ written notice to the other party.

In the event of a termination of the Second Bowenvale Shareholders’ Agreement, the parties must cause the transfer or distribution of each shareholder’s attributable shares of Issuer Common Stock held by Bowenvale or the Offeror to such shareholders. Until such transfer or distribution is effected, Bowenvale must vote Issuer Common Stock held by itself or the Offeror that is attributable to each shareholder according to such shareholder’s instructions; provided, however, that Bowenvale may not exercise the voting rights attached to the Issuer Common Stock attributable to the holders of Special Shares. Notwithstanding such arrangements, certain material corporate events may not occur unless each of the Collective GE Entities and Able Star consents, and each of them agrees to vote, or cause Bowenvale to vote, its shares of Issuer Common Stock accordingly.

Pursuant to the Second Bowenvale Shareholders’ Agreement, the rights of each of the Collective GE Entities and Able Star to dispose of their Bowenvale shares and to require Bowenvale or the Offeror to dispose of their attributable shares of Issuer Common Stock, are subject to certain consent rights held by the other party. After March 29, 2010, each of the Collective GE Entities and Able Star will be entitled to dispose of all or any part of their holding of Bowenvale shares subject to the prior written consent of the other party to the Second Bowenvale Shareholders’ Agreement, which consent shall not be unreasonably withheld.

Each of the Collective GE Entities and Able Star have, pursuant to the terms of the Second Bowenvale Shareholders’ Agreement, the right to receive and the power to direct the receipt of dividends received by Bowenvale or the Offeror in respect of, or the proceeds from the sale by Bowenvale or the Offeror of, Issuer Common Stock held by Bowenvale that are attributable to the Collective GE Entities and Able Star, as the case may be. Bowenvale and the Offeror may not dispose of any of their shares of Issuer Common Stock or enter into any agreement in respect of the votes attached to Issuer Common Stock, except that, for the purpose of reflecting the proportionate interest of the parties in Bowenvale or Issuer Common Stock after permitted disposal or acquisitions of shares of Bowenvale or shares of Issuer Common Stock, each of the Collective GE Entities or Able Star may direct Bowenvale or the Offeror to dispose of all or a part of Issuer Common Stock attributable to them, subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.

The Second Bowenvale Shareholders’ Agreement provides that the Board of Directors of the Issuer will be comprised of eight directors (four to be appointed by the Collective GE Entities and the remaining four by Able Star), and, for so long as the Issuer remains listed on the SEHK, two executive directors, being the Chief Executive Officer and the Deputy Chief Executive Officer and three independent non-executive directors. Additionally, the Second Bowenvale Shareholders’ Agreement provides that the Bowenvale Board of Directors (the “Bowenvale Board”) will be comprised of at least six but no more than eight directors, and each of the Collective GE Entities and Able Star shall be entitled to appoint and remove up to four directors. To the extent that the Collective GE Entities and/or Able Star exercise their right to remove a Bowenvale Director and appoint a replacement, Bowenvale, the Collective GE Entities and Able Star will also procure (to the extent possible) that the Bowenvale Director so removed is also removed from the Issuer’s Board of Directors and that the replacement Bowenvale Director also be appointed to the Issuer’s Board of Directors. The right to nominate a chairman and a deputy chairman of Bowenvale will rotate on a two yearly basis between the Collective GE Entities and Able Star, with each nominee to hold office for two years, and it is intended that the Chief Executive Officer and the Deputy Chief Executive Officer be appointed as the Issuer’s chairman and deputy chairman respectively, to the extent the Issuer is requested to appoint a chairman and deputy chairman.

The quorum for meetings of the Bowenvale Board will be two directors, one appointed by the Collective GE Entities and one appointed by Able Star. Decisions of the Bowenvale Board will be by unanimous vote of those directors present. The chairman and deputy chairman of the Bowenvale Board shall each have a vote as a Director, but neither will have an additional vote at board meetings.

In addition, the Second Bowenvale Shareholders’ Agreement provides that after the completion of transfer of all its shares by Able Star and GE Equity to Bowenvale, the Offeror will be liquidated so that Bowenvale will directly hold the Offeror’s interest in the Issuer.

This item is qualified in its entirety by reference to the Second Bowenvale Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.15.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

99.15	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Capital Equity Investments, Inc., GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated April 14, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2009	CITIC GROUP

	By:	/s/ Mi Zeng Xin
	Title:	Director

CITIC PROJECTS MANAGEMENT (HK) LIMITED

	By:	/s/ Mi Zeng Xin
	Title:	Director

CITIC ASIA SATELLITE HOLDING COMPANY LIMITED

	By:	/s/ Mi Zeng Xin
	Title:	Director

ABLE STAR ASSOCIATES LIMITED

	By:	/s/ Mi Zeng Xin
	Title:	Director

SCHEDULE D

DIRECTORS OF ABLE STAR

The names of the Directors of Able Star and their principal occupations are set forth below. The business address of each of the Directors is that of Able Star at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Able Star and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi ZengXin	Director
Guan Yi1	Director

[1]	Mr. Guan Yi has replaced Mr. Ko Fai Wong to become a director of Able Star, effective as of February 6, 2009.

EXHIBIT INDEX

Exhibit No.
99.15	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Capital Equity Investments, Inc., GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated April 14, 2009.